

Mail Stop 3720

August 31, 2006

Jan Aaron Sigurgeirson
President
Coastal Media Inc.
1574 Gulf Road #3094
Point Roberts, WA 98281

> **Re:** **Coastal Media Inc.**
> **Amendment No. 2 to Form SB-2**
> **Filed August 28, 2006**
> **File No. 333-135852**

Dear Mr. Sigurgeirson:

We have reviewed the above filing and your response letter filed on August 28, 2006 and we have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked version of the First Amendment to the Form SB-2.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form SB-2

Cover Page, page 3

1. We note your revisions in response to prior comment 1. However, shareholders are only permitted to purchase an <u>even</u> number of shares, not just a whole number of shares. For example, an investor could not purchase 115 shares (a whole number) of the company because the offering price would result in a fractional

purchase price being paid. Please revise to clarify that only an even number of shares may be purchased.

2.   Please revise here and elsewhere in the document to disclose the specific amount that investors will be entitled to receive, in the event you are unable to successfully complete the offering and you return less than the full amount of consideration paid by an investor. Exchange Act Rule 10b-9(a)(1) requires that you quantify the amount to be returned if you return less than what was originally invested.

*   *   *   *

Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director